

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 30, 2012

Via E-mail
Christopher J. Gregoire
Vice President and Controller
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817

      **Re: Lockheed Martin Corporation**
      **Form 10-K for Fiscal Year Ended December 31, 2011**
      **Filed on February 23, 2012**
      **File No. 001-11437**

Dear Mr. Gregoire:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief